

November 21, 2023

Mingming Su
Chief Strategy Officer & Director
DouYu International Holdings Ltd
20/F, Building A, New Development International Center
No. 473 Guanshan Avenue
Hongshan District, Wuhan, Hubei Province 430073
People's Republic of China

> **Re: DouYu International Holdings Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-38967**

Dear Mingming Su:

We have reviewed your November 9, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 12, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1. In your response to prior comment 2, you state that "The value indicated for the 'Amounts due from the VIEs pursuant to contractual arrangements' item provided in our September 25, 2023 response represents the amount of fee receivables due to DouYu Yule under the Business Operation Agreements." Please explain with greater specificity how this value was determined, including citations to relevant legal authority under the Investment Company Act of 1940 ("Investment Company Act") and, as necessary, the supporting accounting guidance.

2. We note your response to prior comment 5, including your representation that you consulted U.S. counsel for U.S. securities law matters. As previously requested, please confirm whether you have received an opinion issued by counsel regarding your reliance on the exclusion from the definition of investment company provided by Section 3(b)(1) under the Investment Company Act.

3. We note your response to prior comment 6. Please advise as to whether you are able to recalculate your responses to our prior comments in your letters dated November 9, 2023 and September 25, 2023, as of September 30, 2023.

Form 6-K Filed November 21, 2023
Exhibit 99.1, page 1

4. We note the disclosure in your Form 6-K dated November 21, 2023 indicating that Mr. Chen was arrested "on or about November 16, 2023." However we also note numerous articles indicating that Mr. Chen may have been taken into custody much earlier. For example, CNN reported on November 7, 2023 that Mr. Chen "was being investigated and had been missing for nearly three weeks." Please tell us the specific date that Mr. Chen was arrested. In addition, please confirm that Mr. Chen has been serving as your CEO in an acting capacity up until his arrest, and whether his arrest impacts his ability to fulfill his role and responsibilities of CEO for the foreseeable future.

Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Li He